


EAGLE POINT INCOME COMPANY

JUNE 2026

Filed pursuant to Rule 497(a)
File No. 333-281763
Rule 482ad


EIC LISTED NYSE

Common Stock Data as of 6/30/26[1]

Total Net Asset Value (est.)	$288.8 million
Net Asset Value per Share (est.)	$12.48 – 12.58
Closing Price per Share	$10.07
Premium / (Discount)[2]	(19.6%)
Total Market Capitalization[3]	$269.8 million

NYSE Symbols[1]

Common Stock	EIC
Series A 5.00% Preferred Stock Due 2026	EICA

Net Performance versus Selected Indices[4]

| | June 2026 | YTD | Annualized Total Return | | | | Cumulative |
			1 year	3 year	5 year	Since IPO	Since IPO
EIC	**-5.30%**	**-5.87%**	**-16.46%**	**5.85%**	**3.82%**	**2.34%**	**17.43%**
S&P UBS Leveraged Loan Index	0.13%	1.36%	4.29%	7.58%	5.93%	5.48%	44.79%
ICE BofA US High Yield Index	0.25%	1.89%	5.74%	8.79%	4.13%	4.93%	39.70%
S&P BDC Index	0.13%	-8.41%	-12.05%	5.34%	5.02%	6.93%	59.18%

Performance, which is as of June 30, 2026, represents past performance. **Past performance is not indicative of, or a guarantee of, future performance.** Total return is based on EIC's closing stock price during the applicable period and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment dates. Future results may vary and may be higher or lower than the data shown. EIC's IPO date is July 23, 2019.

Summary of Underlying Portfolio Characteristics[5]

Number of Unique Underlying Loan Obligors	1,365
Largest Exposure to an Individual Obligor	0.73%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Loan Obligors Exposure	4.73%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[6]	96.30%
Weighted Average OC Cushion Senior to the Security[7]	4.83%
Weighted Average Market Value of Loan Collateral	95.30%
Weighted Average Stated Loan Spread	3.05%
Weighted Average Loan Rating[8]	B+/B
Weighted Average Loan Maturity	4.6 years
Weighted Average Remaining CLO Reinvestment Period	3.4 years

Summary of Portfolio of Investments and Cash[1]



CLO Equity 19.3%
Infrastructure Credit 12.8%
CLO Debt 57.4%
Portfolio Debt Securities 6.8%
ABS/Specialty Finance 3.1%
Strategic Credit 0.6%

Cash and Borrowing Capacity: $54.1 million[1]

Top 10 Underlying Obligors[5]

Obligor	% Total
Transdigm	0.7%
Envestnet	0.5%
American Airlines	0.5%
Hologic	0.5%
Quikrete Holdings	0.4%
Howden	0.4%
Mcafee	0.4%
Tibco Software	0.4%
Focus Financial Partners	0.4%
Caesars Entertainment	0.4%
Total	**4.7%**

Top 10 Industries of Underlying Obligors[5,9]

Industry	% Total
Technology: Software & Services	12.3%
Hotels, Restaurants & Leisure	5.6%
Health Care Providers & Services	4.9%
Professional Services	4.9%
Media	4.8%
Diversified Financial Services	4.8%
Insurance	3.9%
Commercial Services & Supplies	3.9%
Capital Markets	3.1%
Chemicals	3.1%
Total	**51.2%**

Diversification by Geography of Underlying Obligors[5]

Country	% Total
United States	94.5%
United Kingdom	1.3%
Canada	1.3%
Luxembourg	1.0%
Netherlands	0.8%
Germany	0.4%
France	0.2%
Ireland	0.1%
Denmark	0.1%
Other	0.3%
Total	**100.0%**

Diversification by Credit Type of Underlying Obligors[5]

Credit Type	% Total
First Lien	96.3%
Second Lien	0.8%
Senior Unsecured Bond	1.8%
Senior Secured Bond	1.1%
Total	**100.0%**

Past performance is not indicative of, or a guarantee of, future performance. Please review the notes and important information on pages 2 and 3.




EAGLE POINT INCOME COMPANY
JUNE 2026



EIC
LISTED
NYSE

Rating Distribution of Underlying Obligors[5,8]



Maturity Distribution of Underlying Obligors[5]



Price Distribution of Underlying Obligors[5]



Stated Spread Distribution of Underlying Obligors[5]



Notes

Note: Amounts shown in this report are rounded and therefore totals may not foot.

1. The Company determines its net asset value ("NAV") on a quarterly basis. The NAV and NAV per share shown herein (A) are unaudited and estimated by management, (B) are shown for informational purposes only and (C) are as of the date noted above. Estimates with respect to a calendar quarter end are subject to revision when the Company determines its quarterly NAV. The NAV of the Company is calculated as the sum of the value of the Company's portfolio, any cash or cash equivalents held by the Company and the Company's other assets less the Company's liabilities. NAV per share is determined by dividing the NAV of the Company by the number of shares of the Company's common stock outstanding as of the date shown above. The summary of portfolio investments and cash shown is based on the estimated market value of the underlying positions and cash net of pending trade settlements as of June 30, 2026. Such values may vary from the financial statements. BB-rated CLO debt investments represent 57.4% of the Company's total investment portfolio as of June 30, 2026. Credit ratings reflect the rating at the time of purchase.

2. Premium/discount is calculated to the midpoint of management's unaudited and estimated range of the NAV per share. Premium/discount for periods after June 30, 2026 will vary based on stock price performance and Company performance.

3. Combined market capitalization of EIC and EICA as of June 30, 2026 closing price. Market capitalization for periods after June 30, 2026 will vary based on stock price performance.

4. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. The indices shown herein have not been selected to represent a benchmark for a strategy's performance but are instead disclosed to allow for comparison of the Company's returns to that of known, recognized and/or similar indices. The S&P UBS Leveraged Loan Index, tracks the investable universe of the US-denominated leveraged loan market. The ICE BofA US High Yield Index tracks the performance of high-yield securities traded in the US bond market. The S&P BDC Index is intended to measure the performance of all Business Development Companies ("BDCs") that are listed on the NYSE or NASDAQ and satisfy market capitalization and other eligibility requirements. Although EIC is not a BDC, BDCs generally invest in high yielding credit investments, as does EIC. In addition, similar to EIC, BDCs generally elect to be classified as a regulated investment company under the US Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders.

5. The information presented herein is on a look-through basis to the collateralized loan obligation ("CLO") investments held by the Company as of June 30, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, June 2026 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2026 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.

6. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.

7. Overcollateralization ("OC") refers to the fact that the value of the assets (i.e., broadly syndicated US loans) underlying a CLO exceeds the principal due on the liabilities (i.e., CLO debt securities) required to be repaid. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on June 30, 2026.

8. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group ("S&P") or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

9. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be reclassified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

Past performance is not indicative of, or a guarantee of, future performance. Please review the notes and important information on pages 2 and 3.

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Important Information

Investors should consider Eagle Point Income Company Inc.'s (the "Company") investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus contains this and other important information about the Company. Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider their investment goals, time horizons and risk tolerance before investing in Eagle Point Income Company Inc. (the "Company"). The investment program of the Company is speculative and entails substantial risk, including the possible loss of principal. There can be no assurance that Company's investment objectives will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their NAV, which may increase investors' risk of loss. The Company may invest primarily in below investment grade instruments, which are commonly referred to as "high yield" securities or "junk" bonds. Investments in below investment grade securities are considered predominantly speculative with respect to the issuer's capacity to pay interest and repay principal when due and such issuers are not perceived as strong financially as those with higher credit ratings. The Company may invest a significant portion of its assets in CLO junior debt and equity securities, which often involve risks that are different from or more acute than risks associated with other types of credit instruments. **Past performance is not indicative of, or a guarantee of, future performance.** The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

The information and its contents are the property of the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.eaglepointincome.com), press releases and other public disclosures.

Past performance is not indicative of, or a guarantee of, future performance. Please review the notes and important information on pages 2 and 3.

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